Exhibit 99.2

EXTRAORDINARY GENERAL MEETING
OF ARGENX SE

CONVOCATION

argenx SE (the “Company”) hereby invites its shareholders and all other persons with meeting rights to attend its extraordinary general meeting of shareholders (“EGM”) to be held at 9:00 AM on Tuesday 7 November 2017 at Sheraton Amsterdam Airport, Schiphol Boulevard 101, Amsterdam, the Netherlands.

Availability of documents

The agenda of the EGM including the ancillary documentation thereto are now available for inspection at the offices of the Company or on the Company’s website (www.argenx.com). Copies of the aforementioned documents are also available to shareholders, free of charge, via ABN AMRO Bank N.V. (“ABN AMRO”) from today, via e-mail address: corporate.broking@nl.abnamro.com.

Shareholders’ rights, participation and voting

As of the date of this notice, the Company has 26,891,229 issued and outstanding ordinary shares, which includes 7,170,432 ordinary shares for which American Depositary Shares (“ADSs”) are issued. The Company’s bylaws do not have any restrictions on voting rights, each share having the right to one vote at this EGM. Voting rights may not be used for shares held by the Company itself or its subsidiaries or other shares deemed to be treasury shares. Unless Dutch law provides otherwise and with due observance of article 25 of the articles of association of the Company, all resolutions shall be passed by an absolute majority of the votes cast.

The ordinary shares are listed on Euronext Brussels and the ADSs are listed on NASDAQ. The agent for the ordinary shares is ABN AMRO and the agent for the ADSs is BNY Mellon.

Attendance at the EGM

Only holders of ordinary shares in the share capital of the Company as of the close of business on 28 days prior to the EGM, being Tuesday 10 October 2017 (the “Record Date”) or those who hold a valid proxy for the EGM are entitled to take part in and vote at the EGM. Each ordinary share outstanding on the Record Date is entitled to one vote on each voting item.

Holders of ordinary shares and all other persons with meeting rights who either in person or by proxy wish to attend the meeting must notify ABN AMRO accordingly by 17.00 CET on Thursday 2 November 2017 at the latest via their financial intermediary as defined in the “Wet giraal effectenverkeer” or their agent (the “Intermediary”) or directly via www.abnamro.com/evoting.

The Intermediary concerned must submit to ABN AMRO no later than Friday 3 November 2017, 12.00 CET, a statement via www.abnamro.com/intermediary, including the number of deposit shares notified for registration and held by that shareholder at the Record Date. With this statement, intermediaries are furthermore requested to include the full address details of the relevant holder in order to be able to verify the shareholding on the Record Date in an efficient manner. The proof of registration supplied by ABN AMRO will serve as admission ticket to the meeting.

Persons entitled to take part in the meeting may be asked to identify themselves prior to being admitted to the EGM and are therefore asked to carry valid proof of identification.

Voting by (electronic) proxy

A holder of ordinary shares who chooses to be represented at the meeting shall, in addition to submitting the application to attend the meeting as described above, grant a proxy. The proxy may include a voting instruction. Holders of ordinary shares may grant a proxy and give voting instructions to argenx SE via www.abnamro.com/evoting by 17.00 CET on Thursday 2 November 2017 at the latest.

Alternatively, a proxy may be granted in writing. A written proxy may be granted to a third party or a representative of the Company. The duly signed written proxy, which can be downloaded from the Company’s website or obtained via e-mail annualmeeting@argenx.com or telephone +32 9 241 58 41. must be received by 17.00 CET on Thursday 2 November 2017 at the latest by the Company via e-mail annualmeeting@argenx.com.

Right to ask questions

All holders of ordinary shares are entitled to ask questions to the Board with respect to the agenda items. Questions may be asked during the EGM, or may be submitted in writing by shareholders who have fulfilled the registration and admission formalities set out above, to the Company e-mail address prior to the EGM ultimately on Thursday 2 November 2017.

Holders of ADSs

Holders of ADSs will receive information about the EGM and how to attend, exercise their voting rights and other rights via their custodian from BNY Mellon (as the holder of the shares for which the ADSs are issued).

Breda, [22] September 2017

Board of directors argenx SE